Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57537-0018-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

August 24, 2006

Delivered and via facsimile (to (202) 772-9206)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010

Attention:       Ms. Tangela Richter (for the Assistant Director)

Dear Ms. Richter:

Re:

Power Air Corporation (the "Company")
File No. 333-134952
Filing of Amendment No. 2 to Form SB-2 most recently filed on August 2, 2006
Response to SEC Second Comment Letter dated July 10, 2006

          We are counsel for the above-referenced Company and we are pleased to confirm that the Company has now amended its Registration Statement on Form SB-2 (the "Registration Statement" or "prospectus" as the context so requires) in accordance with the additional comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's second comment letter dated August 17, 2006 (the "SEC Letter") in this matter and, in furtherance of the same, we hereby also provide the SEC with the following responses to the comments of the Staff as set forth in the SEC Letter and, as applicable, as now reflected in the Company's enclosed Registration Statement.

          In this respect, and on behalf of the Company, we are now pleased to enclose a copy of the Company's Amendment No. 2 to the Registration Statement of the Company in this matter (including two further courtesy copies for the Staff's ease of review) together with a complete comparative copy of the same (including two further courtesy copies) which, we confirm on behalf of the Company, necessarily indicates each of the revisions which have now been made to the enclosed Registration Statement since the Company's most recent filing in this instance on August 2, 2006. In this regard we also confirm the enclosed Registration Statement has now been submitted electronically pursuant to Regulation S-T on this same day.

          The following, we confirm, are the Company's proposed responses addressing the comments in the SEC Letter. We also confirm that the comments in the SEC letter are sequentially numbered and that the answers set forth hereinbelow refer to each of the comments by number and by citing the location of each response thereto in the enclosed Registration Statement where applicable. We also confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed Registration Statement marked to show changes to the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions filed.

          As a preliminary statement we thank both you and the remaining Staff very much for the opportunity of working with you in connection with the Company's Registration Statement filing.

          Before specifically responding to each of the Staff's comments in the SEC Letter, we initially confirm that the relevant disclosure contained in the Company's enclosed Registration Statement has now updated to a current date and, furthermore, now includes both the financial statements, together with certain related financial information, taken from the Company's recently filed Quarterly Report on Form 10-QSB for the nine month period ended June 30, 2006.

Comment

General

1.     We note your response to prior comment 3. Based on your specific facts and circumstances, we will not object to the use of a Canadian audit firm at this time. However, we note that you are transitioning into a new plan of operation and that a majority of your properties related to the new plan are located in the United States. If your operations in the United States become significant in the future, we expect you to engage a U.S. registered public accounting firm, consistent with our position outlined in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.

Response to Comment

The Staff's follow-up comments have been noted and we confirm, on behalf of the Company, that, as circumstances warrant it, the Company expects it will engage a U.S. registered public accounting firm consistent with the SEC's position outlined in Section 5.K of International Reporting and Disclosure Issues in the Division of Corporation Finance.

Comment

Form 10-QSB

2.     In response to prior comment 4, you indicate that changes were implemented to address the material weakness identified by you auditors as reported in the Form 10-KSB and Form 10-QSB filed for the fiscal year ended September 30, 2005 and fiscal quarter ended December 31, 2005, respectively. Based on your response, it would appear necessary for you to revise the disclosure in your Form 10-QSB for the fiscal quarter ended March 31, 2006 to specifically identify, as done in your response, the remedial steps taken between the first and second fiscal quarters that you indicate have resulted in an elimination of the material weakness. Please amend your Form 10-QSB accordingly. Ensure that revised certifications accompany your amendment.

Response to Comment

The Staff's follow-up comments have been noted and we confirm, on behalf of the Company, and as recently discussed (Ms. Richter/Mr. Deutsch), that the Company presently intends to amend its existing Form 10-QSB for the first quarter ended March 31, 2006 to provide for each of the following "Explanatory Note", to be contained at the very front of its proposed Form 10-QSB/A, together with the following disclosure to be contained under a new section captioned "Explanation of Material Weakness" under existing "Item 3. Controls and Procedures" therein, as follows:

"EXPLANATORY NOTE

This Quarterly Report on Form 10-QSB/A amends the registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2006 to provide information under "Controls and Procedures" about the remediation during the quarter ended March 31, 2006 of a material weakness in the registrant's disclosure controls and procedures resulting solely from a material weakness in the registrant's internal controls over financial reporting as disclosed in the registrant's Form 10-QSB for the quarterly period ended December 31, 2005.

The material weakness related to two large post-closing adjustments recorded by the registrant in connection with the valuation and classification of common shares issued by the registrant under the share exchange agreement relating to the acquisition of its wholly owned subsidiary, Power Air Tech, Inc. ("PAT"), in September 2005. These shares were issued to H. Dean Haley for agreeing to act as the registrant's Chief Operating Officer upon completion of the registrant's reverse merger transaction with PAT. The registrant had originally put no value on these shares and treated them as part of the reverse merger transaction. Subsequently, the registrant and its independent auditors agreed that the shares were required to be valued and charged as an expense.

During the quarter ended March 31, 2006, the registrant remediated this material weakness by instituting additional internal controls over our financial reporting whereby it will seek independent financial accounting advice in connection with any unusual accounting entries surrounding equity or debt issuances and valuations and the related accounting treatment therefor to ensure the proper valuation and classification of these transactions in the registrant's consolidated financial statements.

All other financial and other information in the originally filed Form 10-QSB for the quarterly period ended March 31, 2006 remains unchanged.

This Form 10-QSB/A does not reflect events occurring after the filing of the original Form 10-QSB, or modify or update the disclosure therein in any way other than as required to reflect the amendments set forth herein. Pursuant to SEC rules, included as Exhibits 31.1 and 32.1 to this Form 10-QSB/A are currently dated certifications of the registrant's Chief Executive Officer and Chief Financial Officer.".

"Remediation of Material Weakness

In our Quarterly Report on Form 10-QSB for the three month period ended December 31, 2005, we identified a material weakness in our disclosure controls and procedures resulting solely from a material weakness in our internal controls over financial reporting. The material weakness related to two large post-closing adjustments recorded by us in connection with the valuation and classification of common shares issued by us under the share exchange agreement relating to the acquisition of our wholly owned subsidiary, Power Air Tech, Inc., in September 2005. These shares were issued to H. Dean Haley for agreeing to act as our Chief Operating Officer upon completion of our reverse merger transaction with PAT. We had originally put no value on these shares and treated them as part of the reverse merger transaction. Subsequently, we and our independent auditors agreed that the shares were required to be valued and charged as an expense.

During the quarter ended March 31, 2006, we remediated this material weakness by instituting additional internal controls over our financial reporting whereby we will seek independent financial accounting advice in connection with any unusual accounting entries surrounding equity or debt issuances and valuations and the related accounting treatment therefor to ensure the proper valuation and classification of these transactions in our consolidated financial statements.".

In this regard we confirm, on behalf of the Company, that the Company will ensure that revised certifications accompany such proposed Form 10-QSB/A filing by the Company; a copy of the Company's proposed Form 10-QSB/A filing, together with a complete comparative copy of the same from the Company's original Form 10-QSB filing for March 31, 2006, being enclosed for the SEC's further comfort in this regard.

          We trust that each of the foregoing and the enclosed amendments to the Company's Registration Statement filing are clear and satisfactory for this point in time and, in addition, will satisfy the comments of Staff as contained in the SEC letter. However, should the SEC have any further questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

          On behalf of the Company we sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of any final questions or comments which the SEC may have in this matter and at the SEC's earliest convenience hereafter.

          Yours very truly,

          Thomas J. Deutsch
          for Lang Michener llp

TJD

Enclosures
ec:               The Company (w/copy of Enclosures)